UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2012	11

Signature	12

Exhibit Index	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 25, 2013

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value:
Common stock of Unit Corporation	$25,897,666	$25,275,890
Mutual funds	39,011,000	31,751,513
Guaranteed investment contract	15,127,360	14,862,668
Total investments at fair value	80,036,026	71,890,071
Receivables:
Employer contributions	5,379,170	4,347,065
Employee contributions	188,625	198,845
Notes receivable from participants	—	1,871
Total receivables	5,567,795	4,547,781
Net assets available for benefits, at fair value	85,603,821	76,437,852
Adjustment from fair value to contract value for fully benefit-responsive investment contract	90,970	(511,114)
Net assets available for benefits	$85,694,791	$75,926,738

The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Investment income
Interest and dividend income	$652,658	$509,826
Net appreciation in fair value of investments	3,337,359	1,146,568
Other income	662	—
Total investment income	3,990,679	1,656,394
Contributions
Employer	5,388,018	4,348,100
Employee	6,225,606	5,109,601
Rollovers	508,347	184,019
Total contributions	12,121,971	9,641,720
Deductions
Distributions	(6,341,156)	(7,182,618)
Administrative expenses	(3,441)	(5,141)
Total deductions	(6,344,597)	(7,187,759)

Net increase in assets available for benefits	9,768,053	4,110,355
Net assets available for benefits
Beginning of the year	75,926,738	71,816,383
End of the year	$85,694,791	$75,926,738

The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2006.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations ($17,000 and $16,500 in 2012 and 2011, respectively).  Participants who are age 50 and above may also elect to make “catch-up” contributions, limited to $5,500 for both 2012 and 2011.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors. The Company's contribution may be in the form of cash or shares of the Company's common stock.  For each of 2012 and 2011, the Company's contribution equaled 117% of 6% of a participant’s compensation. The Company’s matching contributions of $5,388,018 and $4,348,100 for 2012 and 2011, respectively, were made in shares of the Company's common stock. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2012 or 2011.  The allocation of this contribution is also at the discretion of the Board of Directors.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

Vesting

Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another individual retirement plan, account or contract which is an eligible retirement plan under Section 402(c)(1)(B) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

Except for loans outstanding in plans that are merged into the Plan, the Plan does not provide for loans to participants. The final outstanding loan balance was paid off in 2012.

Investment Options

During 2012 and 2011, the Plan allowed participant contributions to be invested (at the election of the participants) into one or more of a number of available investment options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock.  All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits

Distributions are recorded when paid to participants.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06 - Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements, which provides additional guidance to improve disclosures regarding fair value measurements. The ASU amends ASC 820-10, Fair Value Measurements and Disclosures--Overall (formerly FAS 157, Fair Value Measurements) to add two new disclosures: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll forward.  The ASU also includes clarifications to existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques.  The ASU applies to all entities required to make disclosures about recurring and nonrecurring fair value measurements. The effective date of the ASU was the first interim or annual reporting period beginning after December 15, 2009 and was adopted by us on January 1, 2010, except for the gross presentation of the Level 3 roll forward information, which was adopted by us on January 1, 2011. Because it only includes enhanced disclosures, this statement did not have a significant impact on the Plan.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update was effective for annual

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

periods beginning after December 15, 2011 and was adopted by us on January 1, 2012.  The guidance did not have a significant impact on the Plan.

Investment Valuation and Income Recognition

Investments in Unit Corporation common stock are stated at current market value as established by quoted market prices on the New York Stock Exchange.  Registered open-ended mutual funds held by the Plan at year end are valued at quoted net asset value.

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  At December 31, 2012, the Company did not intend to discontinue the investment contract with Principal. Under the FSP AAG INV-1 and ASC 962-325, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4) and at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through December 31, 2022, discounted at the risk free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 2.50% and 2.35% for interest rate periods January 1, 2012 through June 30, 2012 and July 1, 2012 through December 31, 2012, respectively, compared to an interest rate of 2.75% and 2.70% for interest rate periods January 1, 2011 through June 30, 2011 and July 1, 2011 through December 31, 2011, respectively.  The average yield for 2012 was 2.36% compared to 2.60% in 2011.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company bears the majority of costs of administering the Plan and those expenses are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

	Shares (#)	Fair Value
December 31, 2012
Mutual funds
Principal Large Cap Growth I R5 Fund	439,225	$4,251,701
Neuberger & Berman Genesis Trust Fund	97,383	4,935,363
PIMCO Total Return Fund	618,185	6,948,398
Guaranteed investment contract - Principal Fixed Income 401(A)/(K)	937,727	15,127,360	*
Common stock of Unit Corporation	574,865	25,897,666

* Contract value is $15,218,330

December 31, 2011
Mutual funds
Neuberger & Berman Genesis Trust Fund	108,093	$5,210,106
PIMCO Total Return Fund	565,759	6,149,803
Guaranteed investment contract - Principal Fixed Income 401(A)/(K)	905,758	14,862,668	**
Common stock of Unit Corporation	544,739	25,275,890

** Contract value is $14,351,554

During 2012 and 2011, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) appreciated in value as follows:

	2012	2011
Mutual funds	$3,505,322	$(835,564)
Guaranteed investment contract	341,881	354,455
Common stock of Unit Corporation	(509,844)	1,627,677
Net appreciation in fair value of investments	$3,337,359	$1,146,568

5.	Income Tax Status

A favorable determination affirming the continuation of qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 from the Internal Revenue Service was received on March 29, 2010. In 2011, the plan was amended; however, the changes were not significant and do not impact the compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the DOL.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

7.	Related Party Transactions

Certain Plan investments are mutual funds and the investment contract managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2012 and 2011.

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The fair value of this investment totaled $25,897,666 and $25,275,890 at December 31, 2012 and 2011, respectively.  Purchases and sales of Company common stock totaled $11,027,640 and $9,896,020 in 2012, respectively, and totaled $13,487,698 and $15,881,569 in 2011, respectively.

8.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$10,961,984	$—	$10,961,984
Large U.S. equity	7,329,709	—	7,329,709
International equity	2,308,709	—	2,308,709
Balanced	10,410,224	—	10,410,224
Fixed income	8,000,374	—	8,000,374
Total mutual funds	39,011,000	—	39,011,000
Common stock of Unit Corporation	25,897,666	—	25,897,666
Guaranteed investment contract	—	15,127,360	15,127,360
	$64,908,666	$15,127,360	$80,036,026

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$9,840,547	$—	$9,840,547
Large U.S. equity	5,750,312	—	5,750,312
International equity	1,638,735	—	1,638,735
Balanced	7,353,786	—	7,353,786
Fixed income	7,168,133	—	7,168,133
Total mutual funds	31,751,513	—	31,751,513
Common stock of Unit Corporation	25,275,890	—	25,275,890
Guaranteed investment contract	—	14,862,668	14,862,668
	$57,027,403	$14,862,668	$71,890,071

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the investment contract at year ended December 31, 2012 and 2011:

	Level 3 Assets
	Guaranteed Investment Contract Year Ended December 31,
	2012	2011
Balance, beginning of year	$14,862,668	$9,910,560
Realized gains (losses)	—	—
Unrealized gains (losses) related to instruments still held at the reporting date (1)	(602,076)	1,032,723
Interest	341,881	354,455
Purchases	6,840,153	12,291,099
Settlements	(6,315,266)	(8,726,169)
Balance, end of year	$15,127,360	$14,862,668

(1) Unrealized gains (losses) are reported in the Statements of Net Assets Available for Benefits in Adjustment from fair value to contract value for fully benefit-responsive investment contract.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	Concentration of Investments

As of December 31, 2012 and 2011, the Plan held $25,897,666 and $25,275,890, respectively, of Company common stock, which was approximately 32% and 35%, respectively, of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
	American Funds Service Company	AM FDS EuroPacific Grth R3 Fd	$—	$138,701
	American Funds Service Company	AM FDS New Persp R3 Fund	—	75,648
	Columbia Funds	Columbia Dividend Opp Z Fund	—	1,200,855
	Dodge and Cox Funds	Dodge & Cox Intl Stock Fund	—	2,041,849
	Dreyfus Service Corporation	Dreyfus Bond Mrkt Inv Fd	—	1,051,976
	Janus International Holding, LLC	Janus Enterprise S Fund	—	527,490
	Janus International Holding, LLC	Janus Overseas T Fund	—	52,511
	Neuberger Berman Management	Neub Berman Genesis Tr Fund	—	4,935,363
*	Principal Funds Inc	Prin MidCap Value I R5 Fund	—	1,138,862
	Janus International Holding, LLC	Perkins Small Cap Value T Fund	—	544,384
	PIMCO Funds	PIMCO Total Return Adm Fund	—	6,948,398
*	Principal Funds Inc	Prin LargeCap Growth I R5 Fund	—	4,251,701
*	Principal Funds Inc	Prin LgCp S&P 500 Idx Inst Fd	—	1,877,153
*	Principal Funds Inc	Prin MidCp S&P 400 Idx Inst Fd	—	1,147,377
*	Principal Funds Inc	Prin SmCap S&P 600 Idx Inst Fd	—	1,532,654
	Jennison Dryden	Prudential Jenn Sm Co A Fund	—	1,135,854
	Vanguard Group	Vanguard TGT RMT INC INV Fund	—	363,974
	Vanguard Group	Vanguard TGT RMT 2010 INV Fund	—	937,296
	Vanguard Group	Vanguard TGT RMT 2015 INV Fund	—	2,383,288
	Vanguard Group	Vanguard TGT RMT 2020 INV Fund	—	1,743,656
	Vanguard Group	Vanguard TGT RMT 2025 INV Fund	—	899,675
	Vanguard Group	Vanguard TGT RMT 2030 INV Fund	—	972,736
	Vanguard Group	Vanguard TGT RMT 2035 INV Fund	—	556,167
	Vanguard Group	Vanguard TGT RMT 2040 INV Fund	—	1,211,994
	Vanguard Group	Vanguard TGT RMT 2045 INV Fund	—	750,783
	Vanguard Group	Vanguard TGT RMT 2050 INV Fund	—	495,496
	Vanguard Group	Vanguard TGT RMT 2055 INV Fund	—	63,102
	Vanguard Group	Vanguard TGT RMT 2060 INV Fund	—	32,057
*	Principal Life Insurance Company	Principal Fixed Income 401(a)/(k)	—	15,218,330
		Guaranteed Investment Contract
*	Unit Corporation	Common Stock, $0.20 par value	—	25,897,666
	Total			$80,126,996

* Represents investments which qualify as party-in-interest as described in Note 7.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 25, 2013
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm